Exhibit 5.1

January 14, 2008.

To:	BBVA International Preferred, S.A. Unipersonal (hereinafter, the “Company”) and Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the "Bank").

Dear Sirs,

We have acted as the Spanish Legal counsel to the Company and the Bank in connection with the exchange by the Company of an aggregate of 600,000 of Fixed-to-Floating Rate Non-Cumulative Guaranteed Preferred Securities (partipaciones preferentes), Series C, par value U.S. $1,000 per security (the “Exchange Preferred Securities”) issued by the Company for up to 600,000 existing Series C Fixed-to-Floating Rate Non-Cumulative Guaranteed Preferred Securities (the “Restricted Preferred Securities”), par value U.S. $1,000 per security, initially purchased by Lehman Brothers Inc. (the “Initial Purchaser”) under the purchase agreement dated as of March 29, 2007 (the “Purchase Agreement”) entered into by the Company, the Bank and the Initial Purchaser.

This opinion is delivered as a Exhibit of Form F-4 (the “Prospectus”) issued in relation to the Exchange Preferred Securities under the Securities Act of 1933.

Terms which initial letter is capitalized and which are not expressly defined under this legal opinion shall have the same meaning as that which is provided under the Prospectus.

1.	DOCUMENTS REVIEWED

For the purposes of issuing this legal opinion we have reviewed and examined copies of the following documents:

(a)	A copy of the Offering Circular for the Restricted Preferred Securities dated April 11, 2007;

(b)	A copy of the Prospectus for the Exchange Preferred Securities, dated January 14, 2007;

(c)
A copy of the guarantee agreement dated April 18, 2007 executed by the Bank (the “Guarantee”) for the benefit of the holders of the Preferred Securities as amended and restated pursuant to the guarantee amendment and restatement agreement executed as of the date hereof;

(d)	A copy of the registration rights agreement dated April 18, 2007, entered into between the Bank, the Company and the Initial Purchaser (the “Registration Rights Agreement”);

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(e)	A copy of the registrar and transfer and paying agency and calculation agency agreement dated as of April 18, 2007 between the Bank, the Company and The Bank of New York (the “Agency Agreement”);

(f)
A copy of the Tax Certification and Exchange Processing Agency Agreement dated as of April 18, 2007 between the Company, the Bank and Acupay System LLC (the “Acupay Agreement”). The Registration Rights Agreement, the Agency Agreement and the Acupay Agreement will be hereinafter collectively referred to as the “Documents”;

(g)
A copy of the deed of incorporation of the Company executed on June 30, 2005 before the Notary Public of Madrid Mr. Carlos Rives Gracia with the number 2,124 of his official records duly registered with the Mercantile Registry of Vizcaya as of July 8, 2005 Volume 4,569, Folio º156, 1 entry, Page BI-43064;

(h)	A copy of the by-laws (“Estatutos Sociales”) of the Bank;

(i)	A copy of the by-laws (“Estatutos Sociales”) of the Company;

(j)
A copy of a certification issued on April 17, 2007 by Mrs. Luisa Forcada Martínez acting as Secretary of the Board of Directors of the Company attesting that the Bank is the sole owner of all the shares representing one hundred per cent of (100%) of the capital of the Company;

(k)	A copy of a certificate of the minutes of the meeting of the Board of Directors of the Bank held on June 1, 2006;

(l)
A copy of a certificate of the general shareholders’ resolutions of the Company held on March 29, 2007 and a certificate of the minutes of the meeting of the Board of Directors of the Company held on March 29, 2007;

(m)
A copy of the public deed executed before the Notary Public of Madrid Mr. Carlos Rives Gracia on July 27, 2006 with the number 2,816 of his official records under which the Company formalized the powers of attorney granted to Mr. Pedro Mª. Urresti Laca and Mr. Carlos Jiménez García, duly registered with the Mercantile Registry of Vizcaya as of July 28, 2006 Volume 4,591, Folio º79, 12 entry, Page BI-43064.

(n)
A copy of the public deed executed before the Notary Public of Madrid Mr. Ramón Corral Beneyto on July 26, 2006 with the number 3,964 of his official records under which the Bank formalized the powers of attorney granted to Mr. Pedro Mª. Urresti Laca and duly registered with the Mercantile Registry of Vizcaya as of July 27, 2006 Volume 4,586, Folio º187, 1,987 entry, Page BI-17-A.

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(o)
A copy of the public deed of issuance of the Restricted Preferred Securities executed on April 13, 2007 before the Notary Public of Madrid Mr. Carlos Rives Gracia with the number 1.666 of his official records and duly registered with the Mercantile Registry of Vizcaya as of April 16, 2007;

(p)	A copy of the official form PE-1 whereby the Financial Transaction Number (N.O.F.) G0205405 has been assigned by the Bank of Spain to the issue of Restricted Preferred Securities;

(q)
The request filed by the Company with the Spanish National Securities Market Commission (“Comisión Nacional del Mercado de Valores” or “CNMV”) on April 16, 2007 in relation to articles 13.5 of the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 and 24.5 of Royal Decree 1310/2005 of November 4 (the “CNMV Request”); and

(r)	The response issued by the CNMV on April 20, 2007 to the CNMV Request.

2.	ASSUMPTIONS

The opinions set forth in this letter are based upon the following assumptions:

(A)
The genuineness of all signatures, stamps and seals, the completeness and conformity to the originals of all documents supplied to us as certified photostatic or faxed copies and the authenticity of the originals of such documents;

(B)	That the signatures appearing the executed Documents examined by us are authentic;

(C)
That the Offering Circular and the Prospectus have been published, and the Documents have been duly executed and delivered, on behalf of the Bank, the Company and by each of the other parties thereto, in the respective forms examined by us;

(D)
The due authorization, execution and delivery of the Documents by each of the parties thereto other than the Bank and the Company and that the performance thereof is within the capacity and powers of each of the parties thereto other than the Bank and the Company;

(E)	That the Company and the Bank have submitted to us all their relevant corporate records and proceedings, that such records and proceedings are correct, validly executed, convened and held;

(F)	The absence of any other arrangements between any of the parties to the Documents which modify or supersede any of the terms of the Documents;

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(G)	That the Documents constitute legal, valid and binding obligations under the laws of the State of New York by which they are expressed to be governed;

(H)
As to enforceability of the choice of law provisions in the Documents, that the choice of the laws of the State of New York is valid and effective and that it is not based on any “forum shopping” reasons; and

(I)
That the Exchange Preferred Securities shall remain quoted in the London Stock Exchange after their registration and until their complete liquidation; and that the Issuer and the Guarantor shall provide all information, data and supplements which may be required to maintain the Offering Circular registered with the relevant authorities of the United Kingdom  for the purposes of article 13.5 of the Directive 2003/71/EC. It is expressly clarified that, any variation of the factual grounds of this assumption shall require the issuance of an addendum to this opinion.

3.	OPINION

On the basis of the foregoing and subject to the qualification and exceptions set forth in section 4 below, we are of the following opinion:

3.1	Legal

1.
Each of the Company and the Bank has been duly incorporated and is validly existing as a limited liability corporation (“sociedad anónima”) and in good standing under the laws of the Kingdom of Spain with corporate power and all requisite authority under such laws.

2.	The Bank owns directly or indirectly all of the outstanding ordinary shares of the Company.

3.	Each of the Documents has been duly authorized, executed and delivered by the Bank and the Company.

4.	Each Document constitutes a valid and legally binding agreement of the Bank and the Company, enforceable in accordance with its terms.

5.
The Guarantee has been duly authorized, executed and delivered by the Bank and the Company. The Guarantee constitutes a valid and legally binding agreement of the Bank under the laws of the Kingdom of Spain, enforceable in accordance with its terms under Spanish law.

6.	The Exchange Preferred Securities have been duly authorized and validly issued; no holder of Exchange Preferred Securities is or will be subject to personal liability by

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reason only of being such a holder; and the Exchange Preferred Securities are not subject to the preemptive rights of any shareholder of the Company.

7.
Except for (a) obtaining from the Bank of Spain the número de operación financiera (N.O.F.), which has been obtained, and (b) the registration of the public deed of issuance (escritura de emisión) with the Mercantile Registry, which have taken place, no consent, approval, authorization, order, regulation, qualification or clearance of or with any court or governmental agency or regulatory body in Spain having jurisdiction over the Company or the Bank and its subsidiaries or any of their properties or of any stock exchange authorities in Spain is required for:

(i)	The valid authorization, execution and delivery of the Documents and the Guarantee by the Company and the Bank,

(ii)
The issuance and delivery of the Exchange Preferred Securities or the sale and listing in the United Kingdom or the United States of America of the Exchange Preferred Securities within the terms and conditions in the Prospectus, or

(iii)	The consummation of the transactions contemplated thereby by the Company and the Bank.

8.
Neither the exchange of the Restricted Preferred Securities for Exchange Preferred Securities by the Company, the execution by the Bank and the Company of the Documents or the Guarantee, nor the consummation of any of the other transactions contemplated therein will conflict with, result in a breach of, or constitute a default under the charter or by-laws of the Company and the Bank.

9.	Insofar as matters of Spanish law are concerned, the Offering Circular and the Prospectus has been duly authorized by and on behalf of the Company and the Bank.

10.
The statements made in the Prospectus under the captions “Conditions of the Exchange Series C Preferred Securities”, “Taxation—Spanish Tax Considerations” and “Enforceability of Certain of Civil Liabilities,” to the extent that they relate to matters of Spanish law or taxation, are true and accurate and there are no facts the omission of which from such statements would make the same misleading in any material respect.

11.
The statements relating to the Guarantee included in the Prospectus under the caption “Description of the Guarantee”, insofar as such statements summarize provisions of the Guarantee, fairly summarize in all material respects such legal document.

12.	The choice of law of the State of New York as the governing law of the Documents is valid and binding and shall be recognized and enforced by the Spanish courts, subject

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to the terms of the Rome Convention on the Law applicable to contractual obligations, dated 19 June 1980, as amended.

13.
No filing or registration of the Prospectus of any other prospectus or circular is necessary under Spanish Law in connection with the issuance of the Existing Preferred Securities and the Guarantee and the exchange of the Restricted Preferred Securities for Exchange Preferred Securities pursuant to the terms of the Prospectus.

14.
The effectiveness of the choice of law under the Documents is subject to the Laws of the State of New York being evidenced to the Spanish Courts pursuant to Article 281 of the Spanish Civil Procedural Law (Law 1/2000 of January 7 “de Enjuiciamiento Civil”).

The Bank and the Company, as the case may be, can sue and be sued in their own respective names, and under the laws of Spain the irrevocable submission of the Bank and the Company under the Documents to the non-exclusive jurisdiction of the state and Federal courts in the Borough of Manhattan, The City of New York, New York (each a “New York court”), and the waiver by the Bank of any objection to the venue of a proceeding in a New York court are legal, valid and binding, insofar as Spanish law is concerned, to confer valid personal jurisdiction over the Bank and the Company, as the case may be.

A judgment duly rendered by the courts of New York, pursuant to a legal action instituted before such courts in connection with the Documents or the Preferred Securities would be enforceable in the competent courts of Spain, provided that prior to the time such New York court judgment is introduced into a Spanish court for enforcement, a Spanish court has not declared itself competent for hearing the same or similar suit between the same parties, in accordance with Article 523.2 and the Derogation Provision of the current Civil Procedural Law and subject to the former Civil Procedural Law of 1881 the substantive provisions of which are found in Articles 951 to 958, both inclusive. Such provisions and the case law set forth that any final judgment rendered outside Spain may be enforced in Spain in three different situations: (i) in the cases and in accordance with the provisions of any applicable treaty; (ii) in the absence of any such treaty, in case it is alleged and evidenced that the jurisdiction where the foreign judgment was given recognizes Spanish judgments on a reciprocal basis when the requirements established in such foreign jurisdiction for the recognition of Spanish judgments are complied with and provided that some minimal conditions are met (Spanish exclusive jurisdiction for certain matters, public policy and absence of contradiction with a previous Spanish judgment); and (iii) in the absence of an applicable treaty and when the reciprocity has not been alleged, in those cases in which the judgment given in the foreign jurisdiction complies with the requirements set forth in article 954 of the Civil Procedural Law of 1881 (which the case law identifies with the minimal conditions referred to above and include the

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regularity of the proceeding followed by the foreign court and the authenticity of the judgment). Since there is no applicable treaty between Spain and the United States, unless the conditions under (ii) above are met, the conditions referred to in (iii) above will have to be satisfied in order to enforce a judgment of a New York court in Spain.

15.
Any judgment obtained from a Spanish Court against the Company or the Bank by the holder of any Preferred Securities or by any party to the Documents will be expressed in the currency in which the Preferred Securities are denominated provided that the enforcement title (“título ejecutivo”) upon which the enforcement judgment is based is expressed in such currency. Any judicial costs and expenses as well as any default interest shall always be payable in the Spanish currency in force.

3.2	Tax and reporting obligations

1.
So far as the Preferred Securities are listed on an organized market in an OECD country under Law 13/1985 of 25 May, as amended by Law 19/2003 of 4 July, and Law 23/2005 of 18 November (“Law 13/1985”), payments of distributions in respect of the Preferred Securities made by the Company to a non-Spanish resident beneficial owner, who does not operate with respect to the Preferred Securities through a permanent establishment in Spain, as well as income obtained by such non-Spanish resident beneficial owner under an exchange offer, shall not be subject to taxation in Spain pursuant to Royal Legislative Decree 5/2004 of March 5, promulgating the consolidated text of the Non-Resident Income Tax Law (Real Decreto Legislativo 5/2004, de 5 de Marzo, por el que se aprueba el Texto Refundido de la Ley del Impuesto sobre la Renta de no Residentes) (the “NRIT Law”), and no withholding tax shall be required on such payments or income, except in the case of payments of distributions made to, or income obtained by, non-Spanish resident beneficial owners which are resident or nationals of, located in, or obtain the income through, a tax haven territory (as defined in Royal Decree 1080/1991 of 5 July 1991, as amended) or who fail to comply with certain tax residency certification procedures, which will receive such payments subject to the applicable Spanish withholding tax.

2.
Payments made by the Issuer in respect of the Notes to: (a) individual holders which are resident in Spain for tax purposes; (b) holders which are resident for tax purposes in a tax haven territory, as defined; and (c) holders in respect of whom the information mentioned under point 1 above has not been received by the Guarantor, will be subject to Spanish withholding tax, currently at the rate of 18%.

3.
There is no obligation to withhold in payments deriving from “financial assets” (“activos financieros”) listed on an official OECD market made to legal-entities that are resident in the Kingdom of Spain for tax purposes and are subject to Spanish Corporate Income tax Law. Holders, which are not resident in Spain for tax purposes

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operating through a permanent establishment in Spain, will be treated as legal entities resident in Spain for these purposes.

4.	Payments made by the Bank to a non-Spanish resident holder under the Guarantee will be subject to the same tax rules previously described under paragraphs 1, 2 and 3 of this section 3.2 above.

5.
According to Law 13/1985, the issuance of the Preferred Securities by the Company will be subject to certain reporting requirements (which include disclosure of the identities of the holders and the activities performed by the Company). These disclosure obligations have been developed by Royal Decree 1065/2007, of July 27, developing certain disclosure obligations to the tax authorities (Real Decreto 1065/2007, de 27 de Julio, por el que se aprueba el Reglamento General de las actuaciones y los procedimientos de gestión e inspección tributaria y de desarrollo de las normas comunes de los procedimientos de aplicación de los tributos) (“Royal Decree 1065/2007”).

The Company, the Bank, Acupay System LLC, The Bank of New York and the relevant clearing system (i.e., The Depositary Trust Company or “DTC”) have agreed certain procedures (as described under heading “Taxation – Spanish Tax Considerations – Evidencing of Beneficial Owner Residency in Connection with Distributions and Income Obtained from the Exchange of Preferred Securities for Exchange Preferred Securities of the Offering Circular), which comply with the reporting requirements set forth by Law 13/1985, as developed by Royal Decree 1065/2007.

6.
No stamp or other issuance or transfer taxes or duties are payable by or on behalf of the Initial Purchaser to the Kingdom of Spain or any political subdivision or taxing authority thereof or therein in connection with the sale of the Securities to the Initial Purchaser in the manner contemplated hereby, or the resale and delivery of such Preferred Securities by the Initial Purchaser in the manner contemplated in the Offering Circular.

7.
No stamp duty, capital gains, gift, estate, wealth transfer, or similar taxes or other charge are imposed on the holder or beneficial owner of the Preferred Securities by Spain (including any taxing authority thereof or therein) where such owner has no connection with Spain other than the beneficial ownership of such Preferred Securities.

8.
Payments under the Guarantee will not be subject to prior verification of the Dirección General de Política Commercial e Inversiones Exteriores or any appropriate agency of the Ministry of Economy and Finance; provided that as permitted by Royal Decree 1816/1991, certain foreign transactions could be limited or reduced whenever such

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transactions could have a materially adverse effect on the interests of the Kingdom of Spain.

9.
To the extent that income derived from Preferred Securities is exempt from Non-Resident Income Tax, individual beneficial owners not resident in Spain for tax purposes who own interests in such Preferred Securities on the last day of any year will be exempt from Spanish Net Wealth Tax (Impuesto sobre el Patrimonio). Furthermore individual beneficial owners resident in a country with which Spain has entered into a double tax treaty in relation to wealth tax that provides for taxation in such holder’s country of residence will not be subject to such tax.

10.
If the provisions of the foregoing two sentences do not apply, individuals not resident in Spain for tax purposes who own interest in Preferred Securities on the last day of any year will be subject to the Spanish Net Wealth Tax at marginal rates varying between 0.2% and 2.5% of the quoted average value of Preferred Securities during the last quarter of the year.

11.	Non-resident legal entities are not subject so Spanish Net Wealth Tax.

4.	QUALIFICATIONS

The opinions set forth above in section 3 are subject to the following qualifications and exceptions:

1.
We do not give any opinion to any law other than the law of the Kingdom of Spain and therefore it does not express an opinion on the legislation applicable in other jurisdictions, therefore not including an opinion on: (i) the offer or placement of the Exchange Preferred Securities in other jurisdictions and (ii) the listing of the Exchange Preferred Securities in non-Spanish secondary markets.  This opinion is confined to Spanish Law only as currently construed in Spain.

2.
Our opinion is subject to the effect of any applicable bankruptcy, temporary receivership, insolvency, reorganization, moratorium, arrangement or other similar laws of general application affecting creditors’ rights, including without limitation, applicable fraudulent transfer or other similar laws.

3.
The opinions hereunder are also subject to general principles of equity as well as to any principles of public policy (“orden público”), including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, election of remedies and other similar doctrines affecting the enforceability of agreements generally, regardless of whether considered in a proceeding in equity or at law, and to the discretion of the court before which any such proceeding may be brought.

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According to this, Spanish courts may not grant enforcement in the event that they deem that a right has not been exercised in good faith or that it has been exercised in abuse of right (“abuso de derecho”).  Likewise and pursuant to article 6.4 of the Spanish Civil Code, acts carried out in accordance with the terms of a legal provision whenever said acts seek a result which is forbidden by or contrary to law, shall be deemed to have been executed in circumvention of law (“fraude de ley”) and the provisions whose application was intended to be avoided shall apply.

4.	The opinions hereunder are subject to possible judicial action giving effect to governmental actions or foreign laws affecting creditors rights.

5.
Spanish law does not allow leaving the validity and performance of contractual obligations at the discretion of one of the contracting parties.  Therefore, a Spanish court may not uphold or enforce terms and conditions in the Documents if it considers that it gives discretionary authority to one of the parties.

6.
A Spanish court might not enforce any provision of the Documents which requires any party thereto to pay any amounts on the grounds that such provision is a penalty within the meaning of Articles 1152 et seq. of the Spanish Civil Code, as the court could consider said amounts evidently excessive as a pre-estimate of damages, in case of partial or non-regular compliance of the debtor.  In this event, the Court may reduce the amount of damages, pursuant to Article 1154 of the Spanish Civil Code.

7.
Pursuant to the general principles of Law 1/2000, of January 7, on Civil Procedure, (Ley de Enjuiciamiento Civil), the rules of evidence in any judiciary proceeding cannot be modified by agreement of the parties, and consequently, any provision of the Documents by which determinations made by the parties are to be deemed conclusive in the absence of error would not necessarily be upheld by a Spanish court.

8.
The admissibility as evidence before Spanish courts and authorities of any document that is not in the Spanish language requires its translation into Spanish. An official translation, made by a recognized Spanish official translator, may be required.

9.	Faculty of terminating an agreement is subject to judiciary review and the Spanish courts may provide for a different remedy for the non-defaulting party.

10.
Under the Insolvency Law, the declaration of Insolvency of a debtor does not by itself affect the effectiveness of contracts with reciprocal outstanding obligations. Any outstanding obligations arising from said contracts, which the insolvency judge does not terminate shall be paid from the insolvency estate (“masa activa”).

11.	Contract provisions that grant a party the right to terminate a contract in the event of insolvency are void.

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12.	Enforcement of clauses providing for specific performance of an obligation may be replaced by Spanish courts with a monetary compensation.

13.
This legal opinion is made according to the general Spanish tax legislation applicable in the Spanish territory, regardless of the eventual application of tax treaties.  In this sense, it must be taken into account that this opinion could be affected if any of the territorial tax regimes or any of the special tax regimes existing in Spain is applicable.

14.
This legal opinion analyses the general tax regime applicable to non-Spanish-resident holders.  This regime could be affected by the application to those holders of the treaties for the avoidance of the double taxation or other treaties including tax clauses.

15.
This legal opinion does not include the taxation for the holders of the Preferred Securities deriving from the issue, acquisition, ownership and disposition of the Preferred Securities.  In addition, it does not analyze the issues regarding the general tax obligations of the Company or the Bank that are different than the questions required for this opinion and the hypothetical liabilities that could arise if those obligations are not fulfilled.

16.
In issuing this legal opinion we have reviewed the documents listed in its section 1. Accordingly, we have not performed a “due diligence” exercise on the Company or the Bank and their respective status different from that arising from the examined documents.

17.
Pursuant to Article 55 of Spanish Law on Civil Procedure the parties to an agreement must clearly submit to one judge or court. In view of that, submission to non-exclusive jurisdiction as reflected in the Documents may not be upheld by a Spanish Court.

18.
The Spanish Courts have exclusive jurisdiction, inter alia, with respect to matters relating to the incorporation, validity, nullity and dissolution of companies or legal entities having their domicile in the Spanish territory, and to any decisions and resolutions of their corporate bodies, as well as with respect with the validity or nullity of any recordings with a Spanish registry, and the recognition and enforcement in Spain of any judgment or arbitration award obtained in a foreign country.

19.
Our opinion expressed in Section 3.2 paragraph 3 above, has been issued under the assumption that the web-base system and the electronic telecommunications system that will be utilized by Acupay in the collection, confirming, transmission and filing of the Beneficial Owner tax information and the Beneficial Owner exchange information (the "Acupay System") will function in a manner such that all of the Beneficial Owner information entered in the Acupay system by participants in DTC, once reconciled and processed through Acupay and both DTC EDS system and DTC Reorganization system following the operational arrangements agreed by both parties, will coincide

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with the information contained in the paper copies of Annex I, II or III certifications duly signed by the relevant participants in DTC.

20.
Some of the legal concepts are described in English terms and not in their original terms.  Such concepts may not be exactly similar to the concepts described in English terms.  This opinion may, therefore, only be relied upon the express condition that any issues of interpretation of legal concepts arising thereunder will be governed by Spanish law and be brought before a Spanish court.

This opinion is given solely for the purposes of the exchange offer and the issuance of the Exchange Preferred Securities and may not be relied upon for any other purpose or by any other person different than its addressees unless it is expressly authorized by our firm.

GARRIGUES Abogados y Asesores Tributarios

/s/ GARRIGUES Abogados y Asesores Tributarios